EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Year Ended December 31,
(in millions, except ratio)	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Income (loss) before income taxes and earnings from unconsolidated affiliates	$2,331	$990	$461	$94	$(6,991)
Adjustments:
Fixed charges	2,799	2,656	2,377	2,118	1,474
Amortization of capitalized interest	60	49	35	34	34
Capitalized interest	(142)	(230)	(81)	(5)	(9)
Earnings available for fixed charges	$5,048	$3,465	$2,792	$2,241	$(5,492)
Fixed charges and combined fixed charges and preferred stock dividends:
Interest expense including capitalized interest	$1,871	$1,726	$1,433	$1,229	$686
Portion of rent expense representative of interest (1)	928	930	944	889	788
Fixed charges	$2,799	$2,656	$2,377	$2,118	$1,474
Dividends on preferred stock (pre-tax)	88	73	—	—	—
Combined fixed charges and preferred stock dividends	$2,887	$2,729	$2,377	$2,118	$1,474
Ratio of earnings to fixed charges (2)	1.80	1.30	1.17	1.06	—
Ratio of earnings to combined fixed charges and preferred stock dividends (2)	1.75	1.27	1.17	1.06	—

(1)	The portion of total rental expense that represents interest factor is estimated to be 33%.

(2)
Due primarily to T-Mobile USA, Inc.'s non-cash impairment charges in the year ended December 31, 2012, the ratio coverage was less than 1:1 in this period. T-Mobile, Inc. would have needed to generate additional earnings of $7.0 billion in the year ended December 31, 2012, to achieve a coverage of 1:1 in this period.